Exhibit 99.1

Press release

Xpeng Announces Vehicle Delivery Results for November 2020

December 01, 2020

•	Xpeng delivered 4,224 vehicles in November 2020, a 342% increase year-over-year

•	Xpeng delivered 21,341 vehicles year-to-date 2020, an 87% increase year-over-year

GUANGZHOU, China – Xpeng Inc. (“Xpeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for November 2020.

Xpeng delivered a total of 4,224 Smart EVs in November 2020, consisting of 2,732 P7s, the Company’s smart sports sedan, and 1,492 G3s, its smart compact SUV. The Company’s November deliveries represented a 342% increase year-over-year.

As of November 30, 2020, year-to-date deliveries of the Company’s Smart EVs reached 21,341 units, representing an 87% increase year-over-year.

The Company delivered a total of 11,371 P7s year-to-date, five months after beginning mass delivery of the P7 at the end of June this year.

About Xpeng

Xpeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, Xpeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. Xpeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Xpeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Xpeng’s goal and strategies; Xpeng’s expansion plans; Xpeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; Xpeng’s expectations regarding demand for, and market acceptance of, its products and services; Xpeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Xpeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Xpeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

Xpeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: Xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

Xpeng Inc.

Tel: +852-9750-5170 or +86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

Source: Xpeng Inc.